[Letterhead of Morrison & Foerster LLP]

April 14, 2005

Via Fax and Edgar

Securities and Exchange Commission

Division of Corporate Finance

Judiciary Plaza, 450 Fifth Street, N.W.

Mail Stop 0308

Washington, D.C. 20549

Attention:	Jennifer R. Hardy

Edward M. Kelly

Re:	The Clorox Company

Registration Statement on Form S-4

Filed March 3, 2005

File No. 333-123115

Dear Ms. Hardy:

On behalf of our client, The Clorox Company (the “Company”), we are responding to comments on the Company’s above-referenced filing under the Securities Act of 1933, as amended (the “Securities Act”), provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 23, 2005. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each such comment. Also enclosed please find two (2) courtesy copies of Amendment No. 1 to the Registration Statement which is being filed concurrently via EDGAR.

1.	Comment: Provide in a letter on the letterhead of The Clorox Company or Clorox signed by an officer before the registration statement’s effectiveness the statements and representations for the exchange offer specified in our relevant no action letters on Exxon Capital type exchanges.

Response: The requested letter has been provided to the Staff via EDGAR concurrently with the filing of Amendment No. 1 to the Registration Statement.

2.

Comment: Provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure on the prospectus’ outside front cover page and throughout the registration statement, including exhibits 99.1 and 99.2, that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 P.M. instead of midnight on what may be the twentieth business day after its begins. See Q&A 8 in Release No. 34-26623.

Response: The Company hereby confirms that the exchange offer will be open for a full 20 business days, pursuant to Rule 14e-1(a).

3.	Comment: As applicable, revise the letter of transmittal to comply with the comments below.

Response: The Company has revised the letter of transmittal, where applicable, to comply with the comments below.

Forward-Looking Statements, page iii

4.	Comment: Since the offering is a tender offer, Clorox is ineligible to rely on the safe harbor. See section 27A(b)(2)(C) of the Securities Act, and revise.

Response: The Company has revised the paragraph under the heading “Forward-Looking Statements” in the prospectus included as part of the Registration Statement (the “Prospectus”) to delete the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Prospectus Summary

The Exchange Notes, page 9

5.	Comment: Under a discrete heading, indicate whether Clorox intends to list the notes on any securities exchange or seek approval for the notes’ quotation through any automated trading system. Further, disclose whether the initial purchasers or any other registered broker dealers intend to make a market in the notes.

Response: The Company has revised the section of the Prospectus titled “Prospectus Summary—the Exchange Notes” to include a discrete heading and disclosure that the exchange notes will not be listed on any securities exchange or quoted through any automated trading system. The disclosure also addresses the initial purchasers’ intentions to make a market in the exchange notes.

6.	Comment: Under a discrete heading, indicate whether any of Clorox’s subsidiaries, will guarantee the exchange notes on the date of their issuance. If so, state the amount that the guarantees are equal in right of payment to and subordinated to as of the latest balance sheet date in the prospectus.

Response: The Company has revised the section of the Prospectus titled “Prospectus Summary—the Exchange Notes” to include a discrete heading and disclosure that the exchange notes will not be guaranteed.

The Exchange Offer, page 25

7.	Comment: Clarify in this section’s first paragraph that the summary includes the registration rights agreement’s material provisions.

Response: The Company has made the requested revisions.

Expiration Date; Extensions; Amendments, page 27

8.	Comment: We note Clorox’s reservation of the right to delay the old notes’ acceptance. Clarify in what circumstances Clorox will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c) under the Exchange Act.

Response: The Company supplementally advises the Staff that, among other circumstances, it will delay acceptance of the old notes in order to permit sufficient time to pass if the Company were to materially amend the terms of the exchange offer, waive a material condition of the exchange offer or materially amend or supplement the Prospectus. Additionally, the Company could delay acceptance of the old notes if, prior to the expiration of the exchange offer, it had not received tender of 100% of the old notes. The Company supplementally advises the Staff that any such delay will be consistent with Rule 14e-1(c) of the Exchange Act.

9.	Comment: We note Clorox’s reservation of the right to extend the exchange offer. Disclose that the notice will disclose the number of securities tendered as of the notice’s date as required by Rule 14e-1(d) under the Exchange Act.

Response: The Company has made the requested revisions.

10.	Comment: We note Clorox’s reservation of the right to amend the exchange offer’s terms. Revise here and elsewhere to indicate that if there is a material change in the exchange offer, including the waiver of a material condition, Clorox will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The Company has made the requested revisions.

Conditions to the Exchange Offer, page 27

11.	Comment: We note that Clorox may determine in its sole discretion whether the offer conditions are satisfied. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. Thus, revise the second paragraph to clarify that Clorox will make its determination whether a condition has been satisfied in its “reasonable discretion” or “reasonable judgment.”

Response: The Company has made the requested revisions.

12.	Comment: We note in the first paragraph that Clorox has reserved the right not to accept securities for exchange if it determines that the offer would violate applicable law of any of our interpretations. Revise to indicate that all conditions to the offer other than those subject to governmental approval must be satisfied or waived before the offer’s expiration, not merely before acceptance of the outstanding notes for exchange.

Response: The Company has made the requested revisions.

Procedures for Tendering Old Notes, page 28

13.	Comment: Revise the third paragraph’s last sentence on page 30 to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approvals must be satisfied or waived before the exchange offer’s expiration and that Clorox may only terminate or amend the exchange offer if any of the specified conditions occur before the exchange offer’s expiration.

Response: The Company has made the requested revisions.

14.	Comment: Based on the third paragraph’s last sentence on page 30, it appears that Clorox reserves the right to waive conditions of the offer for particular holders. Clarify under what circumstances Clorox would treat holders differently. Otherwise, revise to state that if Clorox waives any condition, Clorox will waive that condition for all holders who exchange notes.

Response: The Company has made the requested revisions.

15.	Comment: Refer to the phrase “including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer” in the third paragraph’s last sentence on page 30. Tell us why you believe that it would be appropriate for Clorox to waive conditions of tender such as the condition that no tendering noteholder is an affiliate or a broker dealer that acquired the old notes directly from Clorox.

Response: The Company supplementally advises the Staff that it would be appropriate for the Company to waive certain conditions of tender, including conditions relating to validity, form and time of receipt of such tender, among other items, as disclosed in the third paragraph on page 30 of the Prospectus. The Company does not believe that it would be appropriate, however, to waive the eligibility of certain holders, including holders that were affiliates, brokers or dealers who acquired the notes directly from the Company. As such, the former last sentence of the third paragraph on page 30 of the Prospectus has been revised, and now discloses that the Company will not, in any event, waive the eligibility of any holder who seeks to tender old notes in the exchange offer.

16.	Comment: If Clorox decides to waive a condition, Clorox must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. If Clorox waives a material condition, Clorox is generally required to extend the offering period so at least five business days remain in the offer after the condition is waived. Provide us your views on whether waiver of any condition will constitute a material change requiring that at least five business days remain in the offer after the waiver’s notice.

Response: The Company supplementally advises the Staff that there may be certain conditions, the waiver of which would be a material change requiring that at least five business days remain in the offer after notice of the waiver. As revised, the Prospectus contemplates two types of conditions, those that relate to compliance with applicable laws, and those that relate to litigation. To the extent that the Company amends the terms of the exchange offer (by waiver or otherwise) in order to satisfy the condition that the terms of the exchange offer comply with applicable laws, the Company contemplates that an extension of the offering period so at least five business days remain in the offer after such amendment would be required. As to the condition that relates to litigation, the Company will make the determination as to whether the waiver of such condition is a material change, depending on the particular circumstances, as of the date of such waiver, which determination will be subject to the requirements of Rule 14e-1(c) and consistent with Rule 14d-4(d)(2) of the Exchange Act.

Withdrawal Rights, page 31

17.	Comment: Revise this subsection’s last paragraph’s penultimate sentence to clarify that any old notes not accepted for exchange will be returned “promptly” to the tendering holder after the exchange offer’s expiration or termination. Revise similarly the second paragraph’s last sentence under “Acceptance of Old Notes for Exchange and Delivery of Exchange Notes” on page 32 and the last paragraph’s penultimate sentence under instruction 4 of the letter of transmittal in exhibit 99.1.

Response: The Company has made the requested revisions.

Description of Exchange Notes, page 36

18.	Comment: Revise language in this section’s first paragraph’s penultimate sentence that could be read to imply that investors do not have rights under the United States federal securities laws about the notes’ description in the prospectus.

Response: The Company has made the requested revisions.

19.	Comment: If applicable, disclose that any repurchase offer made under a change in control provision will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Response: The Company supplementally advises the Staff that the terms of the indenture governing the exchange notes do not require the Company to undertake a repurchase offer made pursuant to a change of control.

Legal Matters, page 53

20.	Comment: Clarify that counsel will opine on the enforceability of Clorox’s obligations under the notes.

Response: The Company has made the requested revisions.

Exhibit 99.1

21.	Comment: Refer to the fourth paragraph under “Ladies and Gentlemen.” While we do not object if an offeror asks noteholders to confirm that they have received a copy of the prospectus, we believe that it is inappropriate to require a representation that they have read and agree to the exchange offer’s terms because this may suggest to investors that they have waived rights under the United States federal securities laws. Delete the language.

Response: The Company has made the requested revisions.

*            *            *

We trust that you will find the foregoing responsive to the Staff’s comments. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any further questions or comments, please direct your questions or comments to the undersigned at (949) 251-7155.

Very truly yours,

/s/ BRANDON C. PARRIS

Brandon C. Parris

cc:	Laura Stein

Robert M. Mattson, Jr.

Allen L. Weingarten